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Exhibit 4.4

Draft: July 19, 2006

[Global Geophysical Services, Inc. Letterhead]

<Date>

<Employee>
<Address>
<Address 2>
<Address 3>

Dear <Employee-Shareholder>:

By letter agreement dated                        , 20    (the "Prior Agreement"), Global Geophysical Services, Inc., a Delaware Corporation (the "Company"), previously granted to you <XXXX> < (                        )> shares of the Company's Class B Common Stock, par value $0.01 (the "Award"), such shares being subject to the vesting schedule stated in the Prior Agreement. The Prior Agreement established the Company's right to repurchase unvested shares and also provided that the Class B Common Stock was granted to you subject to the terms and conditions of the "Global Geophysical Services, Inc. Class A and B Common Stock Shareholders Agreement" (the "Shareholders Agreement").

Substitution of Shares

The Company's Plan of Recapitalization approved at the Company's special meeting of stockholders held on July 28, 2006 (the "Plan of Recapitalization"), provides for the conversion of the Company's currently outstanding Class A and Class B Common Stock into a new single class of Common Stock, par value $.01 per share (the "New Common Stock"), subject to the completion of a public offering by the Company. Under the Plan of Recapitalization, the Company's Class B Common Stock would be replaced, on a one-to-one basis, by the New Common Stock, and the New Common Stock would be "split" so that for each share of New Common Stock outstanding, the holder thereof would be entitled to between 5 and 15 additional shares of the New Common Stock. The exact ratio will be determined by the Company's Board of Directors and applied equally to all holders.

The Company and the undersigned employee hereby acknowledge and agree that, pursuant to the Plan of Recapitalization or otherwise, if the Company, without receiving compensation therefore in money, services or property, (i) declares a dividend or makes a distribution on the class of shares subject to the Award, (ii) subdivides or reclassifies the class of shares subject to the Award into a greater number of shares, (iii) combines or reclassifies the class of shares subject to the Award into a smaller number of shares, or (iv) otherwise effects any capital readjustment, consolidation or recapitalization of the class of shares subject to the Award, then the number of shares subject to the Award shall be proportionately increased or reduced, as applicable, so as to prevent the enlargement or dilution of your rights and duties under the Award. The determination of the Company's Board of Directors regarding such adjustments shall be binding. Upon any such adjustment, the Company shall notify the undersigned of the event causing the adjustment and the number of shares then subject to the Award.

Shareholders Agreement

Pursuant to Section 7(d) of the Shareholders Agreement, upon completion of the Company's public offering, the Shareholders Agreement would terminate and thereafter the restrictions set forth therein with respect to Common Stock would not be effective.

Prior Agreement

Other than as set forth herein, the terms of the Prior Agreement shall remain in effect including, but not limited to, the vesting schedule set forth in the Prior Agreement which shall continue to apply to the Award under the same terms and conditions.

GLOBAL GEOPHYSICAL SERVICES, INC.
By:
Name:
Title:

        By countersigning below, I hereby agree to the above terms, in modification of the Prior Agreement, effective as of July 28, 2006.

Signature:
Name:
Date:

2

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  Exhibit 4.4